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                            January 17, 2024

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed January 12,
2024
                                                            File No. 333-270953

       Dear Yingkai Xu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Amendment No. 7 to Registration Statement on Form F-1

       Executive Compensation, page 115

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2023.
 Yingkai Xu
FirstName  LastNameYingkai   Xu
Mingteng International Corp Inc.
Comapany
January 17,NameMingteng
            2024          International Corp Inc.
January
Page 2 17, 2024 Page 2
FirstName LastName
       Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing